SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 1)

Under the Securities Exchange Act of 1934*

Red Rock Resorts, Inc.

(Name of Issuer)

Common A Common Stock, par value $0.01

(Title of Class of Securities)

75700L108

(CUSIP Number)

Frank J. Fertitta III

1505 South Pavilion Center Drive

Las Vegas, Nevada 89135

(702) 495-3000

with a copy to:

Kenneth J. Baronsky, Esq.

Deborah J. Conrad, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, California 90017

(213) 892-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person Fertitta Business Management LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 28,208,745

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 28,208,745

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 28,208,745

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 40.51%

(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person FI Station Investor LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 22,656,184

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 22,656,184

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 22,656,184

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 35.38%

(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person Fertitta Holdco LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 22,656,184

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 22,656,184

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 22,656,184

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 35.38%

(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person Fertitta Investment LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 20,906,616

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 20,906,616

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 20,906,616

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 33.56%

(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person KVF Investments, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 8,609,629

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 8,609,629

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,609,629

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 17.21%

(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person LNA Investments, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 8,609,629

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 8,609,629

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,609,629

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 17.21%

(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person F & J Fertitta Family Business Trust

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 14,104,372

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 14,104,372

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,104,372

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 25.40%

(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person L & T Fertitta Family Business Trust

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 14,104,372

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 14,104,372

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,104,372

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 25.40%

(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person Frank J. Fertitta III

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 45,428,003

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 45,428,003

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,428,003

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 52.33%

(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person Lorenzo J. Fertitta

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 45,428,003

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 45,428,003

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,428,003

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 52.33%

(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 75700L108

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission on May 12, 2016 as specifically set forth herein. Capitalized terms used but not defined in this Amendment No. 1 have the meanings given to such terms in the Original Schedule 13D.

Item 2. Identity and Background

The third paragraph of Item 2(a) is amended and restated to read as follows:

As of the date of this statement, (i) FI Station is the record owner of 42,199 shares of Class A Common Stock, 22,613,985 shares of Class B Common Stock and 22,613,985 LLC Units and (ii) FBM is the record owner of 22,771,819 shares of Class B Common Stock and 22,771,819 LLC Units. FI Station’s principal business is to invest in the equity securities of Holdco and the Issuer.  FBM’s principal business is to invest in the equity securities of Holdco and the Issuer as well as other business enterprises of Frank J. Fertitta III and Lorenzo J. Fertitta. Fertitta Investment is the majority member of FI Station, and Fertitta Investments’ principal business is to act as such.  KVF and LNA are members of FI Station and Fertitta Investment and their principal business is to invest in the equity securities of the Issuer and Holdco as well as other business enterprises of Frank J. Fertitta III and Lorenzo J. Fertitta.  The F&J Trust and the L&T Trust are members of FBM and their principal business is to invest in the equity securities of the Issuer and Holdco as well as other business enterprises of Frank J. Fertitta III and Lorenzo J. Fertitta. Fertitta Holdco is the manager of FI Station and Fertitta Investment and its principal business is to manage FI Station and Fertitta Investment and other business enterprises of Frank J. Fertitta III and Lorenzo J. Fertitta.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) are amended and restated to read as follows:

(a) and (b)  The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person (based on 41,428,200 shares of Class A Common Stock outstanding as of May 18, 2016).  The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)	Number of LLC Units Sold in Past 60 Days(2)
FBM	28,208,745	40.51%	1,184,535	(3)
FI Station	22,656,184	35.38%	1,250,539	(3)
Fertitta Holdco	22,656,184	35.38%	—
Fertitta Investment	20,906,616	33.56%	—
KVF	8,609,629	17.21%	—
LNA	8,609,629	17.21%	—
F&J Trust	14,104,372	25.40%	—
L&T Trust	14,104,372	25.40%	—
Frank J. Fertitta III	45,428,003	52.33%	—
Lorenzo J. Fertitta	45,428,003	52.33%	—
Total for Group	45,428,003	52.33%	2,435,074

(1)         Based on the number of shares of Class A Common Stock (41,428,200) issued and outstanding as of May 18, 2016, and assuming all outstanding LLC Units beneficially owned by the Reporting Person were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(2)         Includes only sales of LLC Units directly owned by the Reporting Person.

(3)         On May 2, 2016, the Issuer used a portion of the proceeds from the IPO to purchase LLC Units from certain members of Holdco, including 752,574 LLC Units from FI Station Investor LLC and 712,852 LLC Units from Fertitta Business Management LLC, at a price of $18.33 per LLC Unit.  On May 18, 2016, the Issuer closed the offering of 2,457,142 additional shares (the “Overallotment Offering pursuant to the underwriters’ option to purchase shares to cover overallotment in the Issuer’s initial public offering.   The Issuer used the proceeds from the Overallotment Offering to purchase LLC Units from certain members of Holdco, including 497,965

SCHEDULE 13D

CUSIP No. 75700L108

LLC Units from FI Station Investor LLC and 471,683 LLC Units from Fertitta Business Management LLC, at a price of $18.33 per LLC Unit

Item 5(c) is hereby amended to add the following:

(c) On May 18, 2016, the Issuer used the proceeds from the Overallotment Offering to purchase LLC Units from certain members of Holdco, including 497,965 LLC Units from FI Station Investor LLC and 471,683 LLC Units from Fertitta Business Management LLC, at a price of $18.33 per LLC Unit.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
Exhibit 1	Power of Attorney for Frank J. Fertitta III

Exhibit 2	Power of Attorney for Fertitta Business Management LLC

Exhibit 3	Power of Attorney for FI Station Investor LLC

Exhibit 4	Power of Attorney for Fertitta Investment LLC

Exhibit 5	Power of Attorney for KVF Investments, LLC

Exhibit 7	Power of Attorney for LNA Investments, LLC

Exhibit 8	Power of Attorney for F & J Fertitta Family Business Trust

Exhibit 9	Power of Attorney for L & T Fertitta Family Business Trust

Exhibit 10	Power of Attorney for Lorenzo J. Fertitta

Exhibit 11	Power of Attorney for Fertitta Holdco LLC

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2016

Fertitta Business Management LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

FI Station Investor LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

Fertitta Investment LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

Fertitta Holdco LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

LNA Investments, LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

KVF Investments, LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

F & J Fertitta Family Business Trust

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

L & T Fertitta Family Business Trust

By:	/s/ John Hertig
Name:		John Hertig
Title:		Attorney-in-Fact

/s/ John Hertig as Attorney-in-Fact
Frank J. Fertitta III

s/ John Hertig as Attorney-in-Fact
Lorenzo J. Fertitta